UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

SG Blocks, Inc.
(Name of Issuer) Common Stock, par value $0.01 per share

(Title of Class of Securities) 78418A505

(CUSIP Number) March 24, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	78418A505

1	NAME OF REPORTING PERSONS Intrinsic Edge Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 81-115099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 354,933
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 354,933
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,933
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.13%
12	TYPE OF REPORTING PERSON IA

CUSIP No .	78418A505

1	NAME OF REPORTING PERSONS Intrinsic Edge Capture, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-5956612
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 354,933
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 354,933
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,933
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.13%
12	TYPE OF REPORTING PERSON PN

CUSIP No .	78418A505

1	NAME OF REPORTING PERSONS Intrinsic Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 36-3991567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 354,933
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 354,933
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,933
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.13%
12	TYPE OF REPORTING PERSON HC

CUSIP No .	78418A505

1	NAME OF REPORTING PERSONS Mark D. Coe I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 354,933
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 354,933
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,933
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.13%
12	TYPE OF REPORTING PERSON IN

CUSIP No .	78418A505

Item 1(a).		Name of Issuer:
SG Blocks, Inc. (the “Issuer”)

Item 1(b).		Address of Issuer’s Principal Executive Offices:
17 State Street, 19th Floor, New York, NY 10004

Item 2(a).		Name of Person Filing:

This Schedule 13G is being jointly filed by the following:

Intrinsic Edge Capital Management, LLC (the “Manager”)

Intrinsic Holdings, LLC (the “General Partner”)

Intrinsic Edge Capture, L.P. (the “Fund”)

Mark D. Coe (“Mr. Coe”)

The Fund previously reported that it was the direct holder and beneficial owner of 476,912 shares of common stock of the Issuer (the "Shares") on the Schedule 13G filed by it on January 21, 2021. As of March 24, 2021, the Fund is the direct holder and the beneficial owner of 354,933 Shares. The General Partner may be deemed to be a beneficial owner of these Shares because it is the sole general partner of the Fund. The Manager may be deemed to be a beneficial owner of these Shares because it acts as the investment manager of the Fund. Mr. Coe may also deemed to be the beneficial owner of these Shares because he controls the Manager in his position as the managing member and majority owner of the Manager.

This Schedule 13G/A is being filed by the Fund, the General Partner, the Manager and Mr. Coe with respect to these Shares pursuant to Rule 13d-1(c) under the Act, and is being filed to report the decrease in beneficial ownership of the Shares by the Fund, the General Partner, the Manager and Mr. Coe. This Schedule 13G/A amends the Schedule 13G previously filed by them on January 21, 2021, and constitutes an exit filing for the Fund, the General Partner, the Manager and Mr. Coe because they ceased to hold 5% of the Issuer's outstanding Shares as of March 24, 2021.

Each of the Fund, the General Partner, the Manager and Mr. Coe is, or may be deemed to be, as applicable, the beneficial owner of the total amount of Shares set forth across from its or his respective name in Item 4 below. The filing of this Schedule 13G/A shall not be construed as an admission that the reporting persons or any of their affiliates are the beneficial owner of any securities covered by this Schedule 13G/A for any other purposes other than Section 13(d) of the Act.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
Each of the reporting persons identified in Item 2(a) has its principal business office at: 180 North LaSalle Street, Suite 1800, Chicago, IL 60601

Item 2(c).		Citizenship:

Intrinsic Edge Capital Management, LLC – an Illinois limited liability company

Intrinsic Edge Capture, L.P. – a Delaware limited partnership

Intrinsic Holdings, LLC – a Delaware limited liability company

Mark D. Coe – United States citizen

Item 2(d).		Title of Class of Securities:
Common Stock, $0.01 par value

Item 2(e).		CUSIP Number: 78418A505

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No .	78418A505

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
Intrinsic Edge Capital Management, LLC – 354,933 Intrinsic Edge Capture, L.P. – 354,933 Intrinsic Holdings, LLC – 354,933 Mark D. Coe – 354,933

	(b)	Percent of class:[1]
Intrinsic Edge Capital Management, LLC –4.13% Intrinsic Edge Capture, L.P. – 4.13% Intrinsic Holdings, LLC –4.13% Mark D. Coe – 4.13%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote
Intrinsic Edge Capital Management, LLC - 0 Intrinsic Edge Capture, L.P. – 0 Intrinsic Holdings, LLC – 0 Mark D. Coe – 0

(ii) Shared power to vote or to direct the vote
Intrinsic Edge Capital Management, LLC – 354,933 Intrinsic Edge Capture, L.P. – 354,933 Intrinsic Holdings, LLC – 354,933 Mark D. Coe – 354,9332

(iii) Sole power to dispose or to direct the disposition of
Intrinsic Edge Capital Management, LLC - 0 Intrinsic Edge Capture, L.P. – 0 Intrinsic Holdings, LLC – 0 Mark D. Coe – 0

(iv) Shared power to dispose or to direct the disposition of
Intrinsic Edge Capital Management, LLC – 354,933 Intrinsic Edge Capture, L.P. – 354,933 Intrinsic Holdings, LLC – 354,933 Mark D. Coe – 354,933

1 Percentage calculated in each case based on 8,596,189 aggregate Shares issued and outstanding as of November 10, 2020 as reported in the Form 10-Q filed by the Issuer on November 19, 2020.

CUSIP No .	78418A505

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

CUSIP No .	78418A505

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTRINSIC EDGE CAPITAL MANAGEMENT, LLC

Date:	March 31, 2021

By:	/s/ Mark D. Coe
Name:	Mark D. Coe
Title:	Managing Member

INTRINSIC EDGE CAPTURE, L.P.

Date:	March 31, 2021

By:	Intrinsic Holdings, LLC, General Partner

By:	/s/ Mark D. Coe
Name:	Mark D. Coe
Title:	Managing Member

INTRINSIC HOLDINGS, LLC

Date:	March 31, 2021

By:	/s/ Mark D. Coe
Name:	Mark D. Coe
Title:	Managing Member

/s/ Mark D. Coe
Name:	Mark D. Coe
Date:	March 31, 2021

CUSIP No .	78418A505

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G/A with respect to the common stock of SG Blocks, Inc., dated as of March 31, 2021, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

INTRINSIC EDGE CAPITAL MANAGEMENT, LLC

Date:	March 31, 2021

By:	/s/ Mark D. Coe
Name:	Mark D. Coe
Title:	Managing Member

INTRINSIC EDGE CAPTURE, L.P.

Date:	March 31, 2021

By:	Intrinsic Holdings, LLC, General Partner

By:	/s/ Mark D. Coe
Name:	Mark D. Coe
Title:	Managing Member

INTRINSIC HOLDINGS, LLC

Date:	March 31, 2021

By:	/s/ Mark D. Coe
Name:	Mark D. Coe
Title:	Managing Member

/s/ Mark D. Coe
Name:	Mark D. Coe
Date:	March 31, 2021